UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 1-11356

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
RADIAN GROUP INC. SAVINGS INCENTIVE PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RADIAN GROUP INC.
1601 Market Street
Philadelphia, PA 19103

RADIAN GROUP INC.
SAVINGS INCENTIVE PLAN

*    All other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Radian Group Inc. Savings Incentive Plan:

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) at December 31, 2010 and December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, PA
June 29, 2011

Radian Group Inc. Savings Incentive Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Investments (at fair value):
Common Stock Fund-Radian Group Inc.:
Participant-directed	$2,375,933	$1,787,719
Nonparticipant-directed (Note Q)	12,170,517	10,813,059

	14,546,450	12,600,778
Other participant-directed investments	74,573,910	63,351,392

Total investments	89,120,360	75,952,170
Employer contributions receivable	1,570,979	1,587,109
Participant loans	1,313,406	1,020,977

Net assets available for benefits at fair value	92,004,745	78,560,256
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(480,401)	(274,298)

Net assets available for benefits	$91,524,344	$78,285,958
See notes to financial statements.

Radian Group Inc. Savings Incentive Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

2010
Investment Activity:
Net appreciation in fair value of investments	$9,091,401
Interest	348,848
Dividends	1,241,426

Total investment income	10,681,675

Contributions:
Participant	5,234,644
Employer	4,125,257
Rollover	311,214

Total contributions	9,671,115

Other Additions:
Loan interest	58,255

Deductions:
Benefits paid to participants	7,135,148
Other deductions	37,511

Total deductions	7,172,659

Net increase in assets available for benefits	13,238,386
Net assets available for benefits, beginning of year	78,285,958

Net assets available for benefits, end of year	$91,524,344

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
A. Plan Description
The following description of the Radian Group Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a complete description of the Plan.
The Plan is a defined contribution plan designed to allow eligible employees of Radian Group Inc. (“Radian Group”) and its participating subsidiaries (collectively with Radian Group, the “Company”) to save for their retirement. Each eligible employee may participate in the Plan as of his or her date of hire.
Eligible employees may elect to contribute to the Plan on a pre-tax basis up to 100% of their eligible compensation, subject to limits set pursuant to the Plan (not to exceed the indexed limitations contained in the Internal Revenue Code of 1986 (the “Code”)). These limits were $16,500 for each of 2010 and 2009. Participants who attain age 50 or older before the close of the Plan year (December 31) are entitled to make catch-up contributions in accordance with, and subject to the limitations of the Code. These limits were $5,500 for each of 2010 and 2009. Participants may also roll over amounts into the Plan, representing distributions from other qualified retirement plans.
In addition, eligible employees are automatically enrolled in the Plan (subject to their right to elect not to participate or to participate at a different contribution level) at a beginning participant contribution rate of 3% of eligible compensation. If a participant is automatically enrolled in the Plan and does not elect to discontinue or change such participant's contribution rate, such participant's contribution rate will be automatically increased by one percent each year until the contribution rate reaches 6%.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
B. Significant Accounting Policies
Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period. Actual results may differ significantly from those estimates.
Investment Valuation and Income Recognition
Participants in the Plan can invest in a variety of funds, including money market funds, mutual funds, common collective trusts, the Radian Group Inc. Common Stock Fund (the “Radian Common Stock Fund”) and targeted retirement funds.
The Plan's investments are stated at fair value. Cash and cash equivalents are reported at cost, which approximates fair value. Shares of mutual funds are valued at quoted market prices based on the net asset value of shares held by the Plan at year end. Units of the Radian Common Stock Fund are valued based on underlying investments (Radian common stock and money market accounts), which are valued at quoted market prices on the New York Stock Exchange on the last business day of the Plan year.
For common collective trusts, the underlying assets include traditional investment contracts issued by insurance companies and banks, alternative contracts and short-term investments, and are valued by discounting the related cash flows on yields of similar instruments with comparable duration. In addition, for common collective trusts, such as The Vanguard Group ("TVG") Retirement Savings Trust, with underlying investments in investment contracts, such common collective trusts are valued based on the unit value of the trusts, which are based on the fair market value of the underlying investments and then adjusted to contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, such as TVG Retirement Savings Trust, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits present investment contracts at fair value, and also include an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.
Dividends are recorded on the ex-dividend date and interest income is recorded when earned. Purchases and sales of securities are recorded as of the trade date.

Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2010-25, "Reporting Loans to Participants by Defined Contribution Pension Plans." The objective of this update is to clarify how loans to participants should be classified and measured, including loans made to participants pursuant to the Plan. This update requires that participant loans be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This update is to be applied retrospectively to all prior periods presented, and is effective for all fiscal years ending after December 15, 2010. There was no impact to the net assets of the Plan as a result of the adoption of this update.

In May 2011, the FASB issued the accounting standard, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS." This standard is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements, and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This standard is effective for annual periods beginning after December 15, 2011. The Plan administrator is currently evaluating the impact of the adoption of this standard on the Plan's financial statements.

C. Administration/Termination of the Plan
The Plan administrator is a committee comprised of members of management that are appointed by the Company's Board of Directors (the "Board"). The Plan administrator has fiduciary responsibility for the general operation of the Plan. The administrative functions of the Plan are primarily performed by the Company's Human Resources group. The Company does not receive compensation from the Plan for services provided. Certain costs of the Plan are deducted from participants' accounts, including: (i) brokerage fees and commissions, which are included in the cost of investments and in determining net proceeds on sales of investments, and (ii) investment management fees, which are paid from the assets of the respective funds. Other administrative and operational costs of the Plan for the year ended December 31, 2010, were paid by the Company.
Although the Company has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time. In the event the Plan is terminated, all benefits would become fully vested and non-forfeitable and the net assets of the Plan would be allocated as required by the Plan and in accordance with ERISA.
D. Participant Accounts
TVG, the record keeper for the Plan, maintains an account in the name of each participant, constituting the sum of such participant's contributions, Company matching, discretionary and transition credit contributions, rollover contributions and share of the net earnings, losses and expenses of the various investment funds, less any loans and withdrawals. Each participant is entitled to the vested benefit of such participant's account.
E. Matching, Discretionary and Transition Credit Contributions
The Company makes a “matching contribution” with respect to the salary reduction contributions of each participant, up to 6% of a participant's annual eligible compensation. Beginning with the matching contribution made for the fourth quarter of 2010, which was made in 2011, matching contributions will be contributed (subject to the discretion of the Plan administrator): (i) in cash in accordance with the participants' current investment elections, to the extent that the participant has not elected to invest any portion of his matching contribution in the Radian Group Common Stock Fund, and (ii) in the Company's common stock to the extent the participant has elected to invest all or a portion of their matching contribution in the Radian Group Common Stock Fund (subject to the 6% limitation discussed above). Prior to the matching contribution made for the fourth quarter of 2010, all matching contributions were made in Company common stock into the Radian Group Common Stock Fund. As a result, matching contributions made in 2010 are considered non-participant directed investments.
The Company may make discretionary contributions to the Plan in amounts determined annually by the Board. Any such contribution may be made in a fixed dollar amount or may be made as a percentage of the Company's net profits, percentage of a participant's compensation, or any other method determined by the Board. Discretionary contributions are allocated pro rata among the participant's investment elections at the time the discretionary contribution is made. The Company did not make any discretionary contributions for the year ended December 31, 2010.
Certain participants who had participated in the Radian Group Inc. Pension Plan (the “Pension Plan”), which was terminated in 2007, are entitled to receive yearly cash “transition credits” (for up to five years commencing with the Plan year beginning January 1, 2007, if they remain active employees during those five years). Those eligible to receive transition credits had to have attained at least five years of service and have been active participants on December 31, 2006. Contributions are equal to a fixed percentage of their eligible compensation, calculated based on a formula that takes into account their age and years of completed vested service as of January 1, 2007. Transition credits deposited into the Plan are made in January of the following year. For the year ended December 31, 2010, transition credits made to the Plan in 2011 totaled $581,568. For the year ended December 31, 2009, transition credits made to the Plan in 2010 totaled $617,734. The transition credit contributions for each eligible participant are allocated pro rata among the participant's investment elections at the time the transition credit contribution is made. The discretionary contributions and transition credits are considered participant-directed because they are allocated pro rata among the participant's investment elections at the time the contribution is made.
F. Forfeited Accounts
Participants forfeit any discretionary contributions made to them, and any earnings thereon, that are unvested at the time of their termination of service. During 2010 and 2009, forfeited non-vested amounts totaled $7,831 and $73,195, respectively. Employer contributions receivable at December 31, 2010 and 2009 were reduced by these amounts. See Note H below for information regarding the vesting of discretionary contributions.
G. Trustee
Vanguard Fiduciary Trust Company (“Vanguard”) serves as trustee (the “Trustee”) for the Plan.

H. Vesting
Participants are at all times fully vested in amounts they contribute to the Plan, amounts received as transition credits, including any earnings on such amounts, rollover amounts, and matching contributions.
Discretionary contributions to participants vest upon the completion of three years of eligible service with the Company.
I. Investment Options
Employee and employer contributions (other than matching contributions made to the Radian Group Common Stock Fund at the discretion of the Plan administrator) are allocated pro rata among the investment elections that have been selected by the participant at the time the contribution is made. If a participant does not select an investment election, the initial employee and/or employer contribution will be made to the default fund, which is a Target Retirement Fund, based on the participant's anticipated retirement date. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. Participants may change their deferral percentage and investment selection for future contributions on any business day. Changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Participants may transfer part or all of their existing account balances among funds in the Plan at any time. Participants are permitted to make transfers out of the Radian Common Stock Fund and into any other investment option available under the Plan at any time, subject to compliance with the Company's Policy Regarding Securities Trading. Generally, under ordinary market conditions, all common collective trust positions provide daily market liquidity to Plan participants and the Plan. The Plan invests in TVG Retirement Savings Trust, a common collective trust, in which participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the common collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. See Note P below.
J. Payment of Benefits and Withdrawals
A participant (or their beneficiary) may receive the value of his or her vested interest in the Plan only as a lump-sum distribution. Benefit payments to participants are recorded upon distribution. If the amount in a participant's account is less than $5,000, a lump-sum distribution is made following termination of the participant's service.
Participants are permitted to make hardship withdrawals in accordance with Plan provisions. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant's applicable account. Withdrawals for financial hardship are permitted if they are necessary to satisfy an immediate financial need. A participant must exhaust the possibility of all other withdrawals under the Plan and under all other retirement plans maintained by the Company, including non-taxable loans, before being eligible for a hardship withdrawal. Upon receiving a hardship distribution, a participant is generally suspended from making contributions to the Plan (and all other deferred compensation plans maintained by the Company) for six months following the year of the hardship withdrawal.

K. Net Appreciation in Fair Value
Net appreciation in fair value of investments (including gains and losses on investments bought and sold) for the year ended December 31, 2010 was as follows:

2010

Artisan International Fund	$67,777
Columbia Acorn Fund	514,878
Oppenheimer Global Fund	225,865
Royce Fund	280,998
TVG 500 Index Fund	312,086
TVG Growth Equity Fund	254,191
TVG Growth and Income Fund	290,307
TVG High -Yield Corporate Fund	27,131
TVG Inflation Protected Securities Fund	62,842
TVG International Explorer Fund	583,404
TVG Mid - Cap Growth Fund	172,819
TVG Mid - Cap Index Fund	377,733
TVG Morgan Growth Fund	1,142,748
TVG Selected Value Fund	114,263
TVG Small - Cap Index Fund	255,514
TVG Strategic Equity Fund	71,267
TVG Target Retirement 2005 Fund	16,869
TVG Target Retirement 2010 Fund	4,542
TVG Target Retirement 2015 Fund	239,126
TVG Target Retirement 2020 Fund	2,949
TVG Target Retirement 2025 Fund	375,580
TVG Target Retirement 2030 Fund	4,600
TVG Target Retirement 2035 Fund	413,042
TVG Target Retirement 2040 Fund	1,871
TVG Target Retirement 2045 Fund	144,483
TVG Target Retirement 2050 Fund	439
TVG Target Retirement Income	15,082
TVG Total Bond Market Index Fund	131,076
TVG Wellington Fund	552,899
TVG Windsor II Fund	140,933
Radian Common Stock Fund	2,294,087

Net Appreciation in Fair Value	$9,091,401

L. Loans
Eligible participants may borrow from the vested portion of their account balances a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prime rate at the time the loan is originated plus 1%. The rates on existing loans currently range from 4.25% to 10.50%, and are paid through payroll deductions. The maximum loan period is five years, subject to a limited exception for the purchase of a primary residence where the loan period can be up to 25 years. A participant may have only one loan outstanding at any one time. Outstanding loans are due and payable upon termination of service with the Company.

M. Federal Tax Considerations
The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated September 11, 2002, that the Plan and related trust is designed in accordance with applicable sections of the Code. Although the Company has amended the Plan since this determination, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the financial statements. A request for an updated favorable determination letter was submitted to the IRS in January 2011.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator believes that the trust underlying the Plan is no longer subject to income tax examinations for years prior to 2007.

N. Schedule of Investments Greater than Five Percent of Net Assets (at fair value)
Investments representing five percent or more of the Plan's net assets at December 31, 2010 and 2009 were as follows:

	2010
	Number of Shares/Units		Fair Value

TVG Retirement Savings Trust	12,199,716		$12,680,117
Radian Common Stock Fund	4,228,619	*	14,546,450	(1)
TVG Wellington Fund	256,748		7,984,860
TVG Morgan Growth Fund	394,152		7,106,570
TVG Total Bond Market Index Fund	517,426		5,484,714

	2009
	Number of Shares/Units		Fair Value

TVG Retirement Savings Trust	12,577,904		$12,852,202
Radian Common Stock Fund	4,038,711	*	12,600,778	(1)
TVG Wellington Fund	236,093		6,811,259
TVG Morgan Growth Fund	417,148		6,369,849
TVG Total Bond Market Index Fund	538,722		5,575,772

____________________
* The Radian Common Stock Fund is reported as units.
(1)    Includes $12,170,517 and $10,813,059 of non-participant directed investments at December 31, 2010 and 2009, respectively.
O. Fair Value Measurements
We established a fair value hierarchy by prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). The three levels of the fair value hierarchy are described below:

Level I—Unadjusted quoted prices or valuations in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level II—Quoted prices or valuations in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level III—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
In determining the fair value hierarchy, the level of market activity is based on the availability of observable inputs market participants would use to price an asset or a liability, including market value price observations. For markets in which inputs are not observable or limited, we use significant judgment and assumptions that a typical market participant would use to evaluate the market price of an asset or liability. These assets and liabilities are classified in Level III of our fair value hierarchy. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following are descriptions of our valuation methodologies for assets measured at fair value:
Mutual Funds—Shares of mutual funds are valued at quoted market prices based on the net asset value of shares held by the Plan on the last day of the Plan year.
Common Stock Fund—Units of the Radian Common Stock Fund are valued based on underlying investments (Radian common stock and money market accounts), which are valued at quoted market prices on the New York Stock Exchange and net asset value, respectively, on the last day of the Plan year.
Common Collective Trust—The common collective trust, with underlying investments in investment contracts, is valued based on the unit value of the trust, which is based on the fair market value of the underlying investments and then adjusted to contract value.

The following is a list of assets that are measured at fair value by hierarchy level as of December 31, 2010 and 2009:

Assets at Fair Value for 2010	Level I	Level II	Level III	Total

Mutual Funds	$61,893,793	$—	$—	$61,893,793
Common Stock Fund	—	14,546,450	—	14,546,450
Common Collective Trust	—	12,680,117	—	12,680,117

Total Investments at Fair Value	$61,893,793	$27,226,567	$—	$89,120,360

Assets at Fair Value for 2009	Level I	Level II	Level III	Total

Mutual Funds	$50,499,190	$—	$—	$50,499,190
Common Stock Fund	—	12,600,778	—	12,600,778
Common Collective Trust	—	12,852,202	—	12,852,202

Total Investments at Fair Value	$50,499,190	$25,452,980	$—	$75,952,170

P. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Market values of the Plan's investments may decline for a number of reasons, including among others, changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, and widening of credit spreads.

Q. Nonparticipant-Directed Investments
Net assets relating to nonparticipant-directed investments at December 31, 2010 and 2009, and the significant components of changes in net assets relating to nonparticipant-directed investments for the year ended December 31, 2010 were as follows:

	December 31,
	2010	2009
Net Assets:
Radian Common Stock Fund*	$12,170,517	$10,813,059

Total	$12,170,517	$10,813,059

Year Ended December 31,
2010
Changes in Net Assets:
Net appreciation	$1,767,012
Interest and dividends	14,918
Contributions	3,523,653
Benefits paid to participants	(916,727)
Other deductions	(735)
Loan activity	(31,718)
Transfers to participant-directed investments	(2,998,945)

$1,357,458

________________
*    Indicates a party-in-interest to the Plan.

R. Exempt Party-in-Interest Transactions
The Plan permits investments in various investment funds managed by TVG. TVG is the record keeper of the Plan; therefore, investment transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.
In addition, at December 31, 2010 and 2009, the Plan held 4,228,619 and 4,038,711 units, respectively, in the Radian Common Stock Fund, which invests primarily in Radian Group Inc. common stock. The cost basis of the Radian Common Stock Fund was $14,561,822 and $12,178,553 as of December 31, 2010 and 2009, respectively. During the year ended December 31, 2010, the Plan recorded dividend income in the Radian Common Stock Fund of $18,089. Purchases of the Radian Common Stock Fund during the year ended December 31, 2010 were $7,138,264, including $3,523,653 in Company matching contributions. Transactions in the Radian Common Stock Fund qualify as exempt party-in-interest transactions under ERISA.
S. Subsequent Events
We have evaluated all events subsequent to December 31, 2010. There were no subsequent events to report other than those discussed.
T. Reconciliation of Financial Statements to Form 5500

	December 31, 2010	December 31, 2009
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$91,524,344	$78,285,958
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	480,401	274,298

Net assets available for benefits per Form 5500	$92,004,745	$78,560,256

December 31, 2010
Statement of changes in net assets available for benefits:
Net increase in assets available for benefits	$13,238,386
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	206,103

Total net income per Form 5500	$13,444,489

******

Radian Group Inc. Savings Incentive Plan
Supplemental Schedules
Form 5500, Schedule H, Part IV Item 4i: Schedule of Assets (Held at End of Year)
December 31, 2010

	Identity of Issue, Borrower, Lessor, or Similar Party	Description Of Investment	Cost	Current Value

*	TVG Retirement Savings Trust	Common/Collective Trust	$12,199,716	$12,680,117
*	TVG Wellington Fund	Registered Investment Company	7,592,418	7,984,860
*	TVG Morgan Growth Fund	Registered Investment Company	6,133,393	7,106,570
*	TVG Total Bond Market Index Fund	Registered Investment Company	5,303,540	5,484,714
*	TVG Target Retirement 2025 Fund	Registered Investment Company	3,602,142	3,945,371
*	TVG Target Retirement 2035 Fund	Registered Investment Company	3,432,027	3,784,777
*	TVG International Explorer Fund	Registered Investment Company	3,247,805	3,490,013
*	TVG Growth & Income Fund	Registered Investment Company	2,623,412	2,521,888
*	TVG 500 Index Fund	Registered Investment Company	2,617,284	2,872,492
*	TVG Target Retirement 2015 Fund	Registered Investment Company	2,599,610	2,804,857
*	Columbia Acorn Fund	Registered Investment Company	2,491,302	2,888,467
*	TVG Windsor II Fund	Registered Investment Company	1,995,436	1,850,476
*	Oppenheimer Global Fund	Registered Investment Company	1,823,206	1,987,561
*	TVG Mid-Cap Index Fund	Registered Investment Company	1,782,143	2,133,561
*	TVG Inflation-Protected Securities	Registered Investment Company	1,697,083	1,767,691
*	TVG Growth Equity Fund	Registered Investment Company	1,623,113	1,848,100
*	Artisan International Fund	Registered Investment Company	1,343,759	1,284,527
*	TVG Target Retirement 2045 Fund	Registered Investment Company	1,324,428	1,457,857
*	TVG Small-Cap Index Fund	Registered Investment Company	1,315,461	1,562,863
*	Royce Low-Priced Stock Fund	Registered Investment Company	1,081,099	1,373,120
*	TVG Mid-Cap Growth Fund	Registered Investment Company	889,920	1,076,227
*	TVG Selected Value Fund	Registered Investment Company	753,419	797,430
*	TVG High-Yield Corporate Fund	Registered Investment Company	630,202	659,504
*	TVG Strategic Equity Fund	Registered Investment Company	463,159	476,176
*	TVG Target Retirement Income	Registered Investment Company	275,918	292,624
*	TVG Target Retirement 2005 Fund	Registered Investment Company	168,864	183,450
*	TVG Target Retirement 2030 Fund	Registered Investment Company	70,952	75,651
*	TVG Target Retirement 2010 Fund	Registered Investment Company	63,881	68,424
*	TVG Target Retirement 2040 Fund	Registered Investment Company	49,444	52,133
*	TVG Target Retirement 2020 Fund	Registered Investment Company	40,177	42,372
*	TVG Target Retirement 2050 Fund	Registered Investment Company	19,939	20,037
*	Radian Common Stock Fund	Common stock units	14,561,822	14,546,450

	Total Investments		$83,816,074	$89,120,360

	Loans receivable	Interest rates from 4.25% to 10.5%, maturing between 2011 and 2030	1,313,406	1,313,406
	Total Assets		$85,129,480	$90,433,766

________________
*    Indicates a party-in-interest to the Plan.

Form 5500, Schedule H, Part IV Item 4j: Schedule of Reportable Transactions
December 31, 2010
Investments Purchased

Identity Of Party	Description of Security	Purchase Price	Fair Value of Asset on Transaction Date

Transaction
Radian Group Inc.*	Common Stock Fund	$3,523,653	$3,523,653

________________
*    Indicates a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Date: June 29, 2011	By:	/s/ Suzann Boylan
Suzann Boylan
Senior Vice President, Chief Human Resources Officer (Chairman of Retirement Plans Committee)

Exhibit    Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP